UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Azure Power Global Limited
(Name of Issuer)

Equity Shares, $0.000625
(Title of Class of Securities)

V0393H103
(CUSIP Number)

Adam Schwartzman, Portfolio Manager
Infrastructure and Natural Resources
International Finance Corporation
2121 Pennsylvania Avenue, NW
Washington, District of Columbia 20433
United States
(202) 473-9503
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS International Finance Corporation**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION International Organization established by Articles of Agreement among its Member Countries
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,140,424
	8	SHARED VOTING POWER 8,023,560
	9	SOLE DISPOSITIVE POWER 3,140,424
	10	SHARED DISPOSITIVE POWER 8,023,560
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,163,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14		TYPE OF REPORTING PERSON OO

** International Finance Corporation (“IFC”) is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.

2

ITEM 1. SECURITY AND ISSUER

This amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Schedule 13D filed on October 21, 2016 (the “Original Schedule 13D”). This Amendment No. 2 relates to the equity shares at $0.000625 par value per share (the “Equity Shares”), of Azure Power Global Limited, a public company limited by shares incorporated in Mauritius on January 30, 2015 (the “Issuer”), with its principal executive offices located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi, 110037, India. The Equity Shares are listed on the New York Stock Exchange under the ticker symbol “AZRE.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as specifically amended by this Amendment No. 2, the Original Schedule 13D is unchanged.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule D is hereby amended to add the following information for updating:

The Reporting Persons intend to sell Equity Shares beneficially owned by them from time to time as they determine appropriate depending upon market conditions, subject to compliance with applicable law and the Shareholders Agreement. In accordance with the foregoing, from September 2020 through January 2021, IFC and GIF filed three Form 144 Notice of Proposed Sale of Securities Pursuant to Rule 144 relating to the proposed sale by IFC and GIF of Equity Shares in accordance with Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended.

Sales of shares of Equity Shares may be made by each Reporting Person, at any time and from time to time, in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer pursuant to the Registration Rights Agreement that was declared effective by the SEC), in privately negotiated transactions or otherwise. Each Reporting Person may also acquire additional securities of the Issuer from time to time. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“(a) IFC controls the Manager, which possesses management power and dispositive control over GIF Fund. As of the date of filing of this Amendment No. 2 (the “Filing Date”), GIF Fund holds 8,023,560 Equity Shares, while IFC holds 3,140,424 Equity Shares of the Issuer. Based on information disclosed in the Issuer’s Form 144 filed with the SEC on January 14, 2021 pursuant to Rule 144 of the Securities Act of 1933, there were 48,034,392 Equity Shares deemed issued and outstanding. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 11,163,984 Equity Shares, or 23.2% of the Equity Shares deemed issued and outstanding as of the Filing Date. This report shall not be deemed an admission that IFC or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act, or for any other purpose.

3

(b) The aggregate number and percentage of Equity Shares beneficially owned by IFC and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 2 and are incorporated herein by reference.

(c) IFC and GIF have sold 49,847 Equity Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $45.98 over the past 60 days. Except as set forth on Schedule A attached hereto, no transactions in the Equity Shares were effected by the Reporting Persons in the past 60 days. IFC undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such price range set forth in Schedule A.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Equity Shares.

(e) Not applicable.”

Schedule A

Date	Number of Shares Sold	Price Per Share*
1/19/2021	34,673	45.28(1)
1/15/2021	11,344	$46.84(2)
1/14/2021	3,830	$49.73(3)

(1) Reflects a weighted average sale price of $45.28 per share, at prices ranging from $44.00 to $46.69 per share.

(2) Reflects a weighted average sale price of $46.84 per share, at prices ranging from $46.00 to $49.13 per share.

(3) Reflects a weighted average sale price of $49.73 per share, at prices ranging from $49.00 to $50.46 per share.

* Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 22, 2021	international finance corporation

/s/ Adam Schwartzman
Signature

Name: Adam Schwartzman
Title: Portfolio Manager, Infrastructure, East Asia and Pacific